Principal Real Asset Fund
Supplement dated October 9, 2025
to the Prospectus
dated August 1, 2025

This supplement updates information currently in the Prospectus. Please retain this supplement for future reference.

FEE TABLE AND SUMMARY
Under Summary of Fund Expenses, please replace footnote 3 with the following:
Acquired Fund Fees and Expenses (“AFFE”) include certain of the fees and expenses incurred indirectly by the Fund because of its investments in shares of investment companies and interests in certain Private Funds. Although Private Funds are not investment companies registered under the 1940 Act, some of these Private Funds would be investment companies but for Sections 3(c)(1) and 3(c)(7) of the 1940 Act (collectively, the “3(c)(1) and 3(c)(7) Private Funds”). AFFE includes certain of the fees and expenses, such as management fees, audit, and legal expenses (“Operating Costs”), incurred indirectly by the Fund through its investments in shares of investment companies and interest in 3(c)(1) and 3(c)(7) Private Funds (based on information provided by the managers of such 3(c)(1) and 3(c)(7) Private Funds). AFFE excludes, however, the Operating Costs incurred by the Fund through its direct and indirect investments in interests of Private Funds that are not 3(c)(1) and 3(c)(7) Private Funds (e.g., entities relying on Section 3(c)(5)(C) (i.e. REITs) or 3(c)(6) of the 1940 Act or Rule 3a-1 under the 1940 Act (the “Excluded Private Funds”)). Some of the 3(c)(1) and 3(c)(7) Private Funds may charge performance fees, which are typically based on a Private Fund’s realized and, in certain cases, unrealized annual returns greater than a minimum annual return provided to the investors before the general partner or managing member of the Private Fund might share in any returns. Because these fees are based on the performance of the 3(c)(1) and 3(c)(7) Private Funds, which may fluctuate over time, future AFFE may be substantially higher or lower. The calculation of AFFE is based on the Fund's average net assets of approximately $150 million for the fiscal year ended March 31, 2025 and assumes investments in shares of investment companies and interests of 3(c)(1) and 3(c)(7) Private Funds of approximately 56% of the Fund's net assets. These allocations may change substantially over time and such changes may significantly affect AFFE. As of March 31, 2025, approximately 35% of the Fund's average net assets were invested in Excluded Private Funds either directly or indirectly. If the estimated Operating Costs of such Excluded Private Funds (which equal approximately 0.91% of the Fund's net assets) were included in AFFE, the Fund's Total Annual Operating Expenses would equal 2.44% for Class Y, 2.64% for Institutional Class and 2.94% for Class A shares.

INVESTMENT STRATEGIES AND RISKS
Under Additional Information about Investment Strategies and Risks, please replace the paragraphs entitled Liquidity Risk (Principal) with the following:
Certain fund holdings may be deemed to be less liquid or illiquid because they cannot be readily sold without significantly impacting the value of the holdings. A fund is exposed to liquidity risk when trading volume, lack of a market maker, or legal restrictions impair its ability to sell particular securities at an advantageous price. Principal investment strategies that involve securities of private companies or funds, companies with smaller market capitalizations, foreign securities, derivatives, and securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk. The discussion of specific strategies and risks provides more detail about any applicable corresponding liquidity risks.
In the event of the Fund’s liquidation, there is no assurance that a market or other exit strategy will be available for the Fund’s less liquid investments. It is possible that the Fund may be unable to liquidate certain of its investments and make corresponding distributions until after the liquidation date. This would delay distribution payments, perhaps for an extended period of time. In certain circumstances, the Fund may transfer portfolio investments that remain unsold on the liquidation date to a liquidating trust and distribute interests in such liquidating trust to shareholders as part of the Fund’s final distribution. Interests in any such liquidating trust likely would be restricted or entirely non-transferable, except by operation of law. The value of such liquidation payments, including any interest in a liquidating trust, may be less, and potentially significantly less, than your original investment.
In addition, certain covenants in credit facilities may impose greater restrictions on the Fund’s ability to declare and pay dividends on Shares. Limits on the Fund’s ability to pay dividends on Shares may prevent the Fund from meeting the RIC distribution requirements for regulated investment companies (RICs) and, as a result, may affect the Fund’s ability to be subject to tax as a RIC or subject the Fund to an excise tax. For a discussion of these tax consequences, see “TAX CONSIDERATIONS.”
Further, the Fund’s interests in the Private Funds are subject to substantial restrictions on transfer. The Fund may liquidate an interest and withdraw from a Private Fund pursuant to limited withdrawal rights. Some Private Funds may subject the Fund to a lock-up period or otherwise suspend the repurchase rights of their shareholders, including the Fund, from time to time. Private Fund asset managers may impose transfer restrictions on the Fund’s interests. There may be no secondary market for the Fund’s interests in the Private Funds. The illiquidity of these interests may adversely affect the Fund were it to have to sell interests at an inopportune time.
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Under Additional Information about Investment Strategies and Risks, please replace the paragraphs entitled Private and Other Underlying Funds (Principal) with the following:
Because the Fund invests in underlying funds (such as the Private Funds, registered investment companies, or exchange-traded funds), the Fund is subject to the risks associated with direct ownership of the securities in which such underlying funds invest. Fund shareholders indirectly bear their proportionate share of the expenses of each such underlying fund, including its advisory and administrative fees, and in some cases, performance fees. The Fund also pays its own advisory fees and other expenses. Consequently, the Fund and its shareholders in effect absorb two levels of fees with respect to investments in underlying funds. The Fund may invest in affiliated underlying funds, and those who manage such fund's investments and their affiliates may earn different fees from different underlying funds and may have an incentive to allocate more fund assets to underlying funds from which they receive higher or performance-based fees. In the aggregate, these fees may exceed the fees that would typically be incurred by a direct investment by a qualifying investor with a single underlying fund. In addition, there may be circumstances where the asset manager of the Private Fund is earning a performance fee while the Fund’s overall performance is negative.
The Private Funds are not registered as investment companies under the 1940 Act and, therefore, the Fund will not be able to avail itself of the protections of the 1940 Act with respect to the Private Funds, including certain corporate governance protections, statutory protections against self-dealings by the institutional asset managers, and leverage limitations. Furthermore, some of the asset managers for the Private Funds may not be registered under the Investment Advisers Act of 1940. To the extent the Fund holds non-voting securities of, or contractually forgoes the right to vote in respect of, a Private Fund, it will not be able to vote on matters that require the approval of the investors of the Private Fund, including a matter that could adversely affect the Fund’s investment, such as changes to the Private Fund’s investment objectives or policies or the termination of the Private Fund. Private Funds are subject to operational risks, such as the Private Fund manager's ability to maintain an adequate operating environment, including back-office functions, property management, accounting, administration, risk management, valuation services, and reporting. The Fund's investment in a Private Fund may be subject to additional risks as the assets of the Private Fund increase over time. In such instances, a Private Fund's asset manager may be unable to maintain the Private Fund’s investment strategy or find the types of investments suited for a Private Fund with an increased capital basis.
Further, the Private Funds are not subject to the same investment limitations as the Fund and may have different and contrary investment limitations and other policies. Unlike registered investment companies, the Private Funds currently are not obligated by regulations or law to disclose publicly the contents of their portfolios. As such, the Fund has limited visibility into the underlying investments of the Private Funds (and their liquidity) and is dependent on information provided by the asset managers of the Private Funds. This lack of transparency may make it difficult for PGI to monitor the sources of the Fund’s income and the allocation of its assets, and otherwise comply with regulations applicable to the Fund, may result in style drift, and ultimately may limit the universe of Private Funds in which the Fund can invest.
The Fund may be required to indemnify certain of the Private Funds from any liability, damage, cost or expense arising out of breaches of representations and warranties included in the Private Fund’s subscription documents and certain acts or omissions relating to the offer or sale of the Fund’s Shares. In addition, Private Funds may have indemnification obligations to the respective service providers they employ, which may result in increases to the fees and expenses for such Private Funds.
Although the Fund and PGI will evaluate each Private Fund and its manager to determine whether its investment programs are consistent with the Fund’s investment objective and whether the investment performance is satisfactory, PGI will not have any control over the investments made by a Private Fund. Even though Private Funds are subject to certain constraints, the managers may change aspects of their investment strategies. The managers may do so at any time (for example, such change may occur immediately after providing PGI with the quarterly unaudited financial information for the Private Fund). The Private Funds may trade independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would bear its pro rata share of commissions and fees without the potential for a profit). Also, the Fund’s investments in any particular Private Fund could increase the level of competition for the same trades that other Private Funds might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Fund’s investment strategies.
The Fund’s investments in Private Funds may be subject to investment lock-up periods, during which the Fund may not withdraw its investment. These withdrawal limitations may prevent the Fund from reacting rapidly to market changes should a Private Fund fail to effect portfolio changes consistent with such market changes and the demands of PGI. Such withdrawal limitations may also restrict PGI's ability to reallocate or terminate investments in Private Funds that are poorly performing or have otherwise had adverse changes. PGI will be dependent on information provided by the Private Fund, including quarterly unaudited financial statements, which if inaccurate could adversely affect PGI’s ability to manage the Fund’s investment portfolio in accordance with its investment objective. Moreover, PGI's due diligence efforts may not necessarily detect fraud, malfeasance, inadequate back-office systems or other flaws or problems with respect to the institutional asset managers managing Private Funds operations and activities.
For information about the value of the Fund’s investment in Private Funds, PGI will be dependent on information provided by the Private Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect PGI’s ability to value accurately the Fund’s Shares. Fund Shareholders have no individual right to receive information about the Private Funds or the institutional asset managers, will not be shareholders in the Private Funds, and will have no rights with respect to or standing or recourse against the Private Funds, institutional asset managers or any of their respective affiliates. Shareholders should recognize that valuations of illiquid assets, such as interests in Private Funds, involve various judgments and consideration of factors that may be subjective. See "Valuation" below.
In order to meet its obligation to provide capital for unfunded commitments to Private Fund, the Fund may be required to hold some, or in certain cases a substantial amount, of its assets temporarily in money market securities, cash or cash equivalents, possibly for several months; liquidate portfolio securities at an inopportune time; or borrow under a line of credit. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the PGI’s investment strategy.
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Under Additional Information about Investment Strategies and Risks, please add the following paragraphs after the paragraph entitled Repurchase Offers and Liquid Assets (Non-Principal):
Selection of Private Funds (Principal)
PGI follows certain general guidelines when reviewing and selecting Private Funds. PGI takes into consideration the following criteria, as applicable, when selecting the approved asset managers of the Private Funds: assets under management; length of time in the business; stability and depth of corporate management; stability and depth of investment management team; investment strategies, target returns and use of leverage; investment process and research capacity; existing portfolio composition and valuation; structure of any Private Funds and tax considerations; historical performance and reputation; fees and expenses; conflicts policies; reporting and valuation policies/process; and investor rights and controls.
Although PGI will attempt to apply the guidelines consistently, the guidelines involve the application of subjective and qualitative criteria, and the selection of Private Funds is a fundamentally subjective process. The use of the selection guidelines may be modified or eliminated at the discretion of PGI. In addition, some Private Funds may be newly organized and have no, or only limited, operating histories. PGI, however, typically will select asset managers whose principals have substantial experience investing assets in real asset investments. There can be no assurance that PGI will be able to access asset managers that can enable the Fund to meet its investment objective.

The current investment guidelines developed by the Adviser include a review of the Private Funds. In conducting this review, PGI will rely on its analysis and due diligence process for the selection of the appropriate Private Funds. PGI may engage research and consulting services to assist in the aggregation and review of due diligence materials for each of the Private Funds that it considers. In addition, PGI seeks to conduct a multi-step process to review and evaluate each potential Private Fund that includes, among other things, meetings, questionnaires, interviews, and reference calls. The goal of the due diligence process is to evaluate: (i) the background of the asset manager’s firm and its respective team; (ii) the infrastructure of the asset manager’s research, evaluation and investment procedures; (iii) the asset manager’s strategies and method of execution; (iv) the asset manager’s risk control and portfolio management processes; (v) the differentiating factors that PGI believe give a Private Fund an advantage over other potential investment funds and asset managers; and (vi) the appropriateness of the Private Fund strategy in the context of the investment objective and strategies of the Fund.
Once a Private Fund is selected, the Fund and PGI continue to review the investment process and performance of the Private Fund. PGI engages in the necessary due diligence to help ensure that the Fund’s assets are invested in Private Funds that provide reports that will enable them to monitor the Fund’s investments as to their overall performance, sources of income, asset valuations, and liabilities. PGI, subject to the repurchase policies of the Private Funds, may reallocate the Fund’s assets among the Private Funds, redeem its investment in Private Funds, and/or select additional Private Funds.